                                                                    EXHIBIT 2.9



                              DT ACQUISITION INC.
                              4838 JENKINS AVENUE
                         NORTH CHARLESTON, S.C. 29405
                                 (803)566-7293
                              FAX:(803) 747-4092


                                                               November 16, 1997

CONFIDENTIAL
------------

Mr. Charles H. Hantho
Chairman
Dominion Textile Inc.
1950 Sherbrooke Street West
Montreal, Quebec
H3H 1E7

Dear Mr. Hantho

                    RE: DT ACQUISITION INC.
                        OFFERS FOR COMMON AND PREFERRED SHARES
                        OF DOMINION TEXTILE INC.
                    ------------------------------------------

          On October 29, 1997 DT Acquisition Inc. (the "Offeror") mailed an offer to purchase (the "Common Share Offer") all of the publicly held common shares, together with associated Rights (as defined below), (collectively, the "Common Shares") of Dominion Textile Inc. ("Dominion Textile") for a purchase price of CDN $11.75 cash per Common Share and an offer (the "Preferred Share Offer") to purchase all of the publicly held first preferred shares (the "First Preferred Shares") of Dominion Textile for a purchase price of CDN $109.50 cash per First Preferred Share. The holders of Common Shares and First Preferred Shares are hereinafter referred to as the "Shareholders". The Common Share Offer and Preferred Share Offer are hereinafter referred to as the "Offers". Unless the context otherwise requires, all capitalized terms in this letter agreement shall have the meanings attributed thereto in the Offers, unless otherwise defined in this agreement.

          Until the execution of this letter agreement by Dominion Textile, Dominion Textile shall not disclose publicly or to any third party the existence or any of the terms of this letter agreement, without the prior written approval of the Offeror. In the event of any such disclosure by Dominion Textile, the proposal represented by this letter is immediately and automatically withdrawn and terminated.

1.        COVENANTS OF THE OFFEROR. We are pleased to confirm that upon
          ------------------------
execution of this letter by Dominion Textile, the Offeror will forthwith:

     (a) amend the Common Share Offer by increasing the purchase price payable pursuant to the Common Share Offer to CDN $14.50 cash per Common Share;

     (b) amend the Common Share Offer by making such Common Share Offer subject only to the conditions set forth below;

          (i) there shall have been validly deposited under the Common Share Offer and not withdrawn that number of Common Shares which represents at least 66 2/3% of the Common Shares on a fully diluted basis, excluding Common Shares held as of the date hereof by the Offeror, its affiliates and associates or by persons whose Common Shares may not be voted as part of the "minority" on any subsequent going private transaction pursuant to Policy 9.1 and Policy Q-27;

          (ii) the applicable waiting period under the Competition Act (Canada) shall have expired; any applicable waiting periods under the Hart-Scott-Rodino Antritrust Improvements Act of 1976 (United States) shall have expired or been earlier terminated; the Minister of Industry (Canada) shall have allowed or have been deemed to allowed the implementation of the proposed transaction and the Purchase Agreement Transaction pursuant to the provisions of the Investment Canada Act;

          (iii) there shall not exist any prohibition at law against the Offeror making the Common Share Offer or taking up and paying for any Common Shares deposited under the Common Share Offer or completing a Compulsory

               Acquisition, any Subsequent Acquisition Transaction or the right of the Offeror to complete the Purchase Agreement Transaction;

          (iv) that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official, in any case with applicable jurisdiction, or by any private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, and (ii) no law or regulation shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii) the legal effect of which is:

               (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own Dominion Textile or exercise full rights of ownership of the Common Shares of the rights of the Offeror to complete the Purchase Agreement Transaction; or

               (B) which would prevent or make materially uncertain completion of the acquisition by the Offeror of Common Shares pursuant to a Compulsory Acquisition of any Subsequent Acquisition Transaction or completion of the Purchase Agreement Transaction;


          (v) except as disclosed in Dominion Textile's public filings or as otherwise publicly disclosed as of the date hereof, following the date hereof, there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror) any change (or any condition, event or development involving a prospective change) in the operations, assets, capitalization, condition (financial or otherwise), results of operations, cash flows, properties.

               licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Dominion Textile or any of its subsidiaries, which would be materially adverse to Dominion Textile and its subsidiaries and associates taken as a whole, other than: (i) any change or effect resulting from general economic, financial or market conditions; (ii) any change or effect resulting from conditions or circumstances generally affecting the Apparel Fabric Business or Nonwovens Business; or
               (iii) any change or effect resulting directly or indirectly from the public announcement of the Offeror's acquisition of an interest in the Common Shares, the publication of the Offers or the expected or actual consummation of the Offers or the Purchase Agreement Transaction;

         (vi) following the date hereof, there shall not have occurred, developed or come into effect or existence and be continuing any event, action, state, condition or financial occurrence of national or international consequence, which adversely affects, in any material respect, the financial markets in Canada or the United States, generally, provided that for the purposes hereof a decline measured from November 15, 1997 in The Toronto Stock Exchange ("TSE") 35 Index of less than 20% which does not continue for more than five trading days shall not be material; and

         (vii) Dominion Textile shall not be, in any material respect, in breach of or default under the Letter Agreement and such agreement shall not have been terminated in accordance with its terms other than by reason of the breach or default of the Offeror thereunder.

    (c) amend the Preferred Share Offer by increasing the purchase price payable pursuant to the Preferred Share Offer to CDN $112.00 cash per First Preferred Share;

    (d) amend the Preferred Share Offer by making such offer subject only to the conditions set forth below:

         (i) there shall have been validly deposited under the Preferred Share Offer and not withdrawn that number of First Preferred Shares which represents at least 66 2/3% of the First Preferred Shares on a fully diluted basis, excluding First Preferred Shares held as of the date hereof by the Offeror, its affiliates and associates or by persons whose First Preferred Shares may not be voted as part of the "minority" on any subsequent going private transaction pursuant to Policy 9.1 and Policy Q-27;

         (ii) the Offeror shall have taken up and paid for Common Shares under the Common Share Offer or shall have determined to contemporaneously take up and pay for such Common Shares;

         (iii) the applicable waiting period under the Competition Act (Canada) shall have expired; any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) shall have expired or been earlier terminated; the Minister of Industry (Canada) shall have allowed or have been deemed to allow the implementation of the proposed transaction pursuant to the provisions of the Investment Canada Act;

         (iv) there shall not exist any prohibition at law against the Offeror making the Preferred Share Offer or taking up and paying for any First Preferred Shares deposited under the Preferred Share Offer or completing a Compulsory Acquisition, any Subsequent Acquisition Transaction or the Purchase Agreement Transaction;

         (v) that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official, in any case with applicable jurisdiction, or by any private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

                    (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the First Preferred Shares or the right of the Offeror to exercise full rights of ownership of the First Preferred Shares; or

                    (B) which would prevent or make materially uncertain completion of the acquisition by the Offeror of First Preferred Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction or completion of the Purchase Agreement Transaction:

          (e) except as expressly contemplated above, eliminate any cross-conditionality between the Common Share Offer and the Preferred Share Offer such that each is a separate and independent offer;

          (f) extend the Offers in accordance with Canadian securities laws in order to effect such amendment;

          (g) upon the take-up of Common Shares under the Common Share Offer, proceed expeditiously with a Compulsory Company Acquisition or Subsequent Acquisition Transaction whereby holders of Common Shares receive at least $14.50 cash per Common Share, in a transaction which is at least as favourable to holders of Common Shares as the Common Share Offer, as hereby amended;

          (h) upon the take-up of First Preferred Shares under the Preferred Share Offer, proceed expeditiously with a Compulsory Acquisition or Subsequent Acquisition Transaction whereby holders of Preferred Shares receive at least $112.00 cash per First Preferred Share, in a transaction which is at least as favourable to holders of First Preferred Shares as the Preferred Share Offer, as hereby amended;

          (i) exercise all reasonable best efforts to obtain the regulatory approvals referred to in clause 1 (b)(ii) above;

          (j) subject to the terms and conditions of the Common Share Offer and Preferred Share Offer, as amended, take-up and pay for Shares tendered to such Offers in accordance with applicable Canadian securities laws; and

          (k) exercise all reasonable best efforts to complete the Purchase Agreement Transaction.

     2.        RECOMMENDATION. Dominion Textile agrees to recommend to
               --------------
     Shareholders the acceptance of the Common Share Offer, as amended hereby, and of the Preferred Share Offer, as amended hereby, and shall mail forthwith to Shareholders an amended directors' circular containing such recommendations. The form of such amended directors' circular shall be provided to the Offeror in advance of mailing and Dominion Textile agrees to discuss with the Offeror such changes as the Offeror shall reasonably request. Dominion Textile also agrees to seek to cause its investment advisors to provide an opinion to be included in the amended directors' circular referred to above, that the Offers, as amended as contemplated by this letter agreement, are fair from a financial point of view to the Shareholders. The form of amendment to the Offers and accompanying circular shall be provided to Dominion Textile in advance of mailing and the Offeror agrees to discuss with Dominion Textile such changes as Dominion Textile shall reasonably request.

     3.        COVENANTS OF THE COMPANY.
               ------------------------
               (a) Except as otherwise contemplated by this letter agreement or with the prior written consent of the Offeror, Dominion Textile agrees that, until the Common Shares are taken-up by the Offeror under the Common Share Offer or the obligations of Dominion Textile hereunder shall have been terminated in accordance with paragraph 10 hereof, the business and affairs of Dominion Textile and its subsidiaries shall be operated in the ordinary course of business in substantially the same manner as previously conducted and, in furtherance of the foregoing:

          (i) Dominion Textile will not declare or pay any dividends on or make other distributions or payments (whether in cash, stock, securities or other property or any combination thereof) in respect of any Common Shares or take or authorize any action to implement any of the foregoing, except for the payment of regular dividends consistent with past practice;

          (ii) Dominion Textile will not reserve, set aside, issue, authorize or propose or commit to the issuance (whether through the allotment, reservation or issuance of or granting options, warrants, commitments, subscriptions, rights to purchase or otherwise) of any securities of Dominion Textile, including any Common Shares or any securities convertible into or exchangeable for, or rights, warrants or options to acquire, any Common Shares (other than the issuance of Common Shares pursuant to the exercise of options or other rights to purchase Common Shares, in each case as are outstanding as of the date hereof);

          (iii) Dominion Textile will not, and will not permit any of its subsidiaries, to, acquire or agree to acquire, by amalgamating, merging, consolidating or entering into a business combination with or purchasing or leasing substantially all of the assets of or otherwise, any business or undertaking or any corporation, partnership, association or other business organization or division thereof, except for transactions that, individually or in the aggregate, are not material to Dominion Textile and its subsidiaries taken as a whole;

          (iv) Dominion Textile will not, and will not permit any of its subsidiaries to, sell, lease, transfer, mortgage or otherwise dispose of or encumber any of its property or assets, real or personal, that, individually or in the aggregate, are material to Dominion Textile and its subsidiaries taken as a whole, except in the ordinary course of business;

          (v) Dominion Textile will not, and will not permit any of its subsidiaries to, grant to any executive or senior officers of Dominion Textile or any subsidiary any increase in compensation or in severance or termination pay, or enter into any employment agreement with any executive or senior officer of Dominion Textile or any subsidiary, except (A) as may be required under employment and termination agreements in effect as of the date hereof, (B) compensation increases in the ordinary course of business consistent with past practice and (C) amendment to stock option, stock purchase or similar plans to ensure that Common Shares issuable or held pursuant to such plans may be tendered under the Common Share Offer or that the persons entitled to Common Shares under such plans will otherwise receive the benefit of the Common Share Offer, provided that it is expressly agreed that Dominion Textile shall comply with, and the Offeror shall not challenge, the compensation arrangements and matters referred to under the headings "Service Contracts" and "Arrangements or Agreements Between the Corporation and Its Directors and Officers" in the directors' circulars of Dominion Textile dated November 10, 1997;

          (vi) except as otherwise contemplated hereby and in the ordinary course of business, Dominion Textile will not, and will not allow any of its subsidiaries to, enter into, amend or terminate any existing agreements, covenants or contracts that, individually or in the aggregate, are material to Dominion Textile and its subsidiaries taken as a whole and will not modify, amend, waive or terminate any confidentiality agreement Dominion Textile has entered into with third parties;

          (vii) Dominion Textile will not, other than in the ordinary course of business and consistent with past practice, guarantee, or permit is subsidiaries to guarantee, the payment of any material indebtedness or incur, or permit any subsidiary to incur, any material liability or material indebtedness or borrowed money; and

          (viii) Dominion Textile will advise the Offeror as soon as practicable of any matter coming to its attention that might constitute or give rise to a material change in the affairs of Dominion Textile (within the meaning of the Securities Act (Ontario)).

     (b) Dominion Textile will take all such actions as may be required to redeem the common share purchase rights (the "Rights") outstanding pursuant to the rights plan agreement approved by the Board of Directors of Dominion Textile on August 9, 1989 effective at such time as the Offeror provides written notice to Dominion Textile that it will take up and pay for the Common Shares, all conditions of the Common Share Offer, as amended, having been satisfied.

     (c) Dominion Textile agrees to fully co-operate with the Offeror in structuring a transaction or carrying out a reorganization immediately prior to completion of the Offers that is beneficial to the Offeror and not detrimental to the Shareholders of Dominion Textile provided such transaction or reorganization shall not delay the completion of the Offers.

     (d) Dominion Textile will use its best efforts to cause all options, warrants, rights or convertible securities of Dominion Textile that entitle the holders thereof to acquire Common Shares to be exercised prior to the expiration of the Common Share Offer.

     (e) Dominion Textile and its subsidiaries shall participate and co-operate in all reasonable respects with the Offeror and should use all reasonable efforts to obtain such consents, permits and regulatory approvals as may be necessary or desirable in connection with the completion of the transactions contemplated by the Offers and the Purchase Agreement Transaction.

     (f) Upon the take-up and payment for Common Shares by the Offeror pursuant to the Common Share Offer and provided the Offeror thereby acquires not less than 66 2/3% of the outstanding Common Shares, Dominion Textile shall (i) take all actions necessary to ensure that the Offeror will have the ability to immediately replace the members of the Board of Directors of Dominion Textile with individuals designated by the Offeror, and (ii) assist the Offeror in acquiring pursuant to a Subsequent Acquisition Transaction, or other transaction proposed by the Offeror, all of the Common Shares and First Preferred Shares not tendered to the Offers, on the terms referred to in Section 1(g) and 1(h).

     (g) Effective from the date of the mailing of the Offeror's notice of change or variation of the Offers and so long as the Offers are outstanding, Dominion Textile shall permit the Offeror and its authorized representatives (including representatives of Galey & Lord Inc. and of any lenders to the Offeror) to have reasonable access to such information concerning the business, operations, assets, liabilities, financial condition and affairs of Dominion Textile and its subsidiaries as the Offeror may reasonably request, including reasonable access to senior management of

               Dominion Textile, provided that Dominion Textile shall not be required to provide access to or furnish information which senior management of Dominion Textile believes to be commercially sensitive or competitive information (other than such sensitive or competitive information as Dominion Textile shall have made available to any other third party which is a competitor of Dominion Textile) and further provided that the Offeror shall sign the Dominion Textile confidentiality agreement in the form attached hereto as Schedule "A" along with the other parties to such agreement.

4.        REPRESENTATIONS AND WARRANTIES OF THE OFFEROR. The Offeror
          ---------------------------------------------
represents and warrants to Dominion Textile as follows:

          (a) The Offeror is a corporation duly organized and validly existing under the laws of Canada.

          (b) The Offeror has the corporate power and authority to enter in this letter agreement, to make the Offers and to carry out the transactions contemplated hereby and by the Offers. The execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Offeror, and no other corporate proceedings on the part of the Offeror are necessary to authorize this letter agreement. This letter agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror.

          (c) Neither the execution and delivery of this letter agreement nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Offeror's Certificate of Incorporation or Bylaws, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which the Offeror or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, other than such violations, breaches or defaults that shall have been waived, cured or otherwise consented to in accordance with the terms of such agreements or instruments or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Offeror or any of its subsidiaries or any of their properties or assets, except in the case of (ii) and (iii) for violations, breaches or defaults that would not in the aggregate materially and adversely affect the Offeror and its subsidiaries taken as a whole.

          (d) The Offeror has entered into adequate arrangements sufficient to ensure, upon satisfaction of the conditions of the respective Offers, as amended hereby, that the required funds are available to effect the full payment by the Offeror of the cash consideration payable pursuant to Offers, as amended hereby.

          (e) The Offers comply in all material respects with applicable Canadian securities legislation.

5.        REPRESENTATIONS AND WARRANTIES OF DOMINION TEXTILE. Dominion Textile
          --------------------------------------------------
represents and warrants to the Offeror as follows:

          (a) Dominion Textile is a corporation duly organized and validly existing under the laws of Canada and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each subsidiary of Dominion Textile is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

          (b) Dominion Textile has the corporation power and authority to enter into this letter agreement and to carry out the transactions contemplated hereby; the execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Dominion Textile and no other corporate proceedings on the part of Dominion Textile are necessary to authorize this letter agreement; and this letter agreement has been duly executed and delivered by Dominion Textile and constitutes a legal, valid and binding obligation of Dominion Textile.

          (c) Neither the execution and delivery of this letter agreement nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereby will (i) conflict with or result in any breach of any provision of Dominion Textile's Articles of Incorporation or By-laws, (ii) to the best of its knowledge, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Dominion Textile or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, other than the effect of the change in control of Dominion Textile under the terms of its outstanding Guaranteed Senior Notes due 2003 and 2006, and the Nationsbank credit agreement of April 9, 1996 or (iii) to the best of its knowledge, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Dominion Textile or any of its subsidiaries or any of their properties or assets, except in the case of (ii) and
               (iii), for violations, breaches or defaults that would not in the aggregate materially and adversely affect Dominion Textile and its subsidiaries taken as a whole.

          (d) Dominion Textile has filed all material forms, reports and documents with Canadian securities commissions since December 31, 1996 required to be filed by it under applicable Canadian securities legislation (collectively, the "Reports"). None of the Reports, including without limitation any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The consolidated financial statements of Dominion Textile as of and for the year ended June 30, 1997 have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis (except as otherwise stated in such financial statements) and present fairly the consolidated financial position of Dominion Textile and its subsidiaries for the periods and as of the date thereof.

          (e) The authorized capital of Dominion Textile consists of (i) an unlimited number of Common Shares of which 41,092,037 Common Shares were issued and outstanding as at October 29, 1997, 4,306 First Preferred Shares of which 370 First Preferred Shares were issued and outstanding as at June 30, 1997, and an unlimited number of second preferred shares issuable in series of which 1,919,600 redeemable second preferred shares, series D and 600,000 redeemable second preferred shares, series E were issued and outstanding as at June 30, 1997, (ii) as at November 5, 1997 1,400,800 options to acquire Common Shares that have been granted to directors, officers and employees of Dominion Textile, and
               (iii) the Rights. No securities have been issued since the respective dates referred to above other than Common Shares issuable upon the exercise of currently outstanding options, warrants or rights to purchase Common Shares, the dividend reinvestment plan or the employee share purchase plan.

     (f) Except for changes resulting from the transactions contemplated hereby or as disclosed in material change reports, the directors' circulars of Dominion Textile dated November 10, 1997 and press releases filed by Dominion Textile with Canadian securities commissions since June 30, 1997, as at the date hereof, there has been no material adverse change in the working capital, financial condition, assets, liabilities or operations of Dominion Textile and its subsidiaries taken as a whole since June 30, 1997.

     (g) Except as adequately provided for or reserved against in the balance sheet of Dominion Textile dated as of June 30, 1997 or the notes thereto, or except as publicly disclosed or as referred to elsewhere in this letter agreement or in the public disclosure of Dominion Textile or its subsidiaries, as at the date hereof, there are no material (measured in the context of Dominion Textile on a consolidated basis) undisclosed liabilities of any nature, contingent or otherwise, of Dominion Textile which should have been reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with Canadian generally accepted accounting principles, consistently applied, including:

          (i) any actions, suits or proceedings pending, taken or, to Dominion Textile's knowledge, threatened, before any governmental entity or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, which are likely to have a material adverse effect on Dominion Textile and its subsidiaries taken as a whole:

          (ii) any taxes, interest and penalties, if any, which have become due pursuant to any tax returns, pursuant to any reassessment received by Dominion Textile or its subsidiaries or in connection with any of its or its subsidiaries property by any relevant taxing authority which would be material to Dominion Textile and its subsidiaries taken as a whole, and adequate provision for payment has been made for taxes not yet due; and

          (iii) any material proceeding or order before any governmental entity requiring Dominion Textile or any of its subsidiaries to comply with or take action under any environmental laws (including all applicable laws relating to the environment, health and safety matters or condition, hazardous substances, pollution or protection of the environment) or any state of affairs on the properties of Dominion Textile or its subsidiaries which is likely to give rise to a future claim of any nature whatsoever, including any demand, liability, obligation, cause of action, suit, proceeding, judgement, award, assessment or reassessment and which is likely to have a material adverse effect on Dominion Textile and its subsidiaries taken as a whole.

6.   EXCLUSIVITY.   Dominion Textile, on behalf or itself and its affiliated
     -----------
entities and subsidiaries, agrees that neither it nor any of its representatives, directors, officers, agents or affiliates nor any of their respective representatives, directors, officers, stockholders (unless such stockholders are also Shareholders and are acting in their capacity as such), agents or affiliates will, without the Offeror's prior written consent, encourage, entertain, solicit or initiate any inquiries, proposal or offers from, entertain, engage in or participate in any discussions or negotiations with, or provide any information to, any person or entity (or group thereof) in connection with or for the purpose of soliciting a competing offer or transaction, an alternate proposal, indication of interest or letter of intent with respect to (i) an offer for or the acquisition of Dominion Textile's capital stock, or any part thereof, (ii) the sale of all or any portion of the assets of Dominion Textile or its subsidiaries other than in the ordinary course of business, (iii) any amalgamation, merger or other business combination involving Dominion Textile or its subsidiaries, (iv) any reorganization, recapitalization, liquidation or winding-up of or similar transaction involving Dominion Textile or its subsidiaries, or (v) any similar transaction which would accomplish the goals(s) to be achieved pursuant to the Offers or any of the transactions described in clauses (i), (ii), (iii) or (iv) above or which would prevent the successful completion of the Offers. Without limiting the generality of the foregoing, Dominion Textile shall immediately close any data room which it has established, shall cease to provide any access whatsoever to any third party to any non-public information (whether or not in writing) of Dominion Textile (other than access provided pursuant to a legal obligation of Dominion Textile entered into prior to the date hereof) and shall not after the date hereof enter into any confidentiality or other agreement with any third party under which it agrees to provide access to such non-public information. Nothing contained in this Section 6 or any other provision of this Agreement shall prevent the Board of Directors of Dominion Textile from taking such actions as the Board determines are reasonably required in the exercise of its fiduciary duties to respond to an unsolicited inquiry, proposal or offer received from any third party, if the Board of Directors of Dominion Textile concludes that such inquiry, proposal or offer, would, if consummated in accordance with its terms, result in a transaction at least $0.50 per Common Share more favourable to the holders of Common Shares than the Common Share Offer (a "Superior Proposal"). Dominion Textile shall immediately inform the Offeror of, and immediately provide the Offeror with full details and complete copies of and any other information regarding, any other such offers, proposals or expressions of interest (whether oral or in writing).

7.        FEES AND EXPENSES. Dominion Textile and the Offeror will each pay
          -----------------
their respective fees and expenses (including fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the transactions contemplated hereby.

8.        COMMISSIONS. Dominion Textile represents and warrants to the Offeror
          -----------
that, except as noted below, it has not dealt with any broker or finder in connection with this letter or the transactions contemplated herein and that no other person or entity is entitled to any brokerage or finder's fee, commission or other compensation on account of any such dealings with Dominion Textile. Dominion Textile represents that it has retained Nesbitt Burns Inc. and

Goldman, Sachs & Co. to advise it with respect to implementing transactions to maximize shareholder value and that a true copy of the agreements under which such persons have been retained will be provided to the Offeror not later than November 17, 1997. Dominion Textile shall indemnify, save and hold the Offeror harmless from and against any and all losses, costs or expenses (including, without limitation, any and all attorneys' fees related to suits, actions or judgements incident hereto), whether direct, contingent or consequential, and no matter how arising, in any way related to or arising from any breach of the representations and warranties contained in this paragraph.

9.   BINDING NATURE. The parties acknowledge that this letter agreement
     --------------
represents the binding and legally enforceable obligations of the parties hereto with respect of the matters covered hereby. The parties each agree to proceed in good faith to cause their respective counsel, accountants and personnel to obtain any and all necessary authorizations, regulatory approvals and consents as may be required or desirable to consummate the Offers.

10.  TERMINATION: BREAK-UP FEE.
     -------------------------

     (a) This letter agreement may be terminated (i) at the option of the Offeror, by written notice to Dominion Textile, if (A) the Board of Directors of Dominion Textile makes any material amendment, supplement or other modification to, or withdraws, its recommendation to holders of Common Shares described in paragraph 2, or recommends a Superior Proposal, or (B) Dominion Textile is in breach of or in default under any material obligation contained in this letter agreement or any of the representations and warranties of Dominion Textile set forth in paragraph 5 hereof is inaccurate or untrue in any material respect as at the date hereof, or (C) the Offeror fails to take-up and pay for Common Shares under the Common Share Offer sufficient to give the Offeror a majority of the outstanding Common Shares and a third party acquires, directly or indirectly, pursuant to a competing offer or transaction of the nature referred to in paragraph 6 at least a majority of the outstanding Common Shares (and for purposes of the foregoing a "competing" offer or transaction is one which is publicly announced, initiated or commenced prior to the expiry of the Common Share Offer); or (ii) at the option of Dominion Textile, by written notice to the Offeror, if (A) Dominion Textile shall have received an unsolicited bona fide Superior Proposal that is, in the opinion of the Board of Directors of Dominion Textile, acting in good faith, financially superior to the price per Common Share payable under the Common Share Offer, which proposal the Board of Directors of Dominion Textile is recommending to Shareholders, provided that such right of termination may be exercised by Dominion Textile only if after giving written notice to the Offeror of the terms of such Superior Proposal, the Offeror has not within a period of three days following receipt of such notice, agreed to increase the cash consideration payable pursuant to the Common Share Offer to an amount at least equal to the consideration offered pursuant to the Superior Proposal, or (B) the Offeror is in breach of or in default under any material obligation contained in this letter agreement or any of the representations and warranties of the Offeror set forth in paragraph 4 hereof is inaccurate or untrue in any material respect. Notwithstanding anything to the contrary in this paragraph, the termination of this letter agreement shall not affect any right any party has with respect to the breach of this letter by another party prior to the termination of this letter agreement.

     (b) In the event that (i) this letter agreement is terminated by the Offeror pursuant to paragraph 10(a)(i), or this letter agreement is terminated by Dominion Textile under paragraph 10(a)(ii)A, then Dominion Textile shall immediately pay to the Offeror a termination fee equal to CDN $22 million.

     (c) In the event that the Offeror fails to take-up and pay for Common Shares under the Common Share Offer, as amended, other than the failure of the

               Offeror to do so by reason of its failure to obtain any regulatory consents or approvals necessary in order to do so or the failure to satisfy the condition set forth in Section 1(b)(i) in circumstances in which a Superior Proposal has not been publicly announced or made, Dominion Textile shall forthwith pay to the Offeror an amount equal to CDN $3 million on account of the costs, fees and expenses of the Offeror in entering into this letter agreement and making the Offers, as amended, and any payment under this Section 10(e) shall be in addition to any amount payable under Section 10(b) hereof.

11.       PUBLICATION/DISCLOSURE. Except as may otherwise be required by law or
          ----------------------
by regulatory authorities having discretion over such matters, each party hereto agrees that it will not make any public disclosure with respect to this letter agreement or the negotiations related to such agreement in each case without the prior approval of the other party, which approval will not be unreasonably withheld. If any party deems that it is required by law or such regulatory authority to make any public announcement or release concerning this letter agreement, such party agrees to provide a written copy thereof to the other party in advance of any such announcement or release and to reasonably consider any suggested modifications, which will be provided by the other party in a timely matter. The parties acknowledge that the terms of this letter agreement will be summarized in the amended Offers and in the amendment to the directors' circular of Dominion Textile referred to in paragraph 2 hereof.

12.       OFFICERS' AND DIRECTORS' INSURANCE. The Offeror agrees to use
          ----------------------------------
reasonable efforts to secure directors and officers liability insurance coverage for Dominion Textile's current and former directors and officers on a seven year "trailing" or "run off" basis from and after the successful completion of the Offers. If a trailing policy is not available, then the Offeror agrees that for the entire period from the successful completion of the Offers until three years after the successful completion of the Offers, the Offeror will cause Dominion Textile or any successor to Dominion Textile to maintain Dominion Textile's current directors' and officers' insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of Dominion Textile than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Dominion Textile covering claims made prior to or within three years after the successful completion of the Offers. Further, the Offeror agrees that after the expiration of such three year period it will use reasonable efforts to cause such directors and officers to be covered under its then existing directors and officer insurance policy.

13.       NOTICES. Any notice required or permitted to be given hereunder shall
          -------
be written, and shall be either (i) personally delivered, (ii) sent by Federal Express or other reputable common carrier guaranteeing next business day delivery, or (iii) sent by facsimile, to the respective addresses of the parties set forth below, or to such other place as any party hereto may by notice given as provided herein designate for receipt of notices hereunder. Any such notice shall be deemed given and effective upon receipt or refusal of receipt thereof by the primary party to whom it is to be sent.

     If to Dominion Textile Inc.:   Dominion Textile Inc.
                                    1950 Sherbrooke Street West
                                    Montreal, Quebec
                                    H3H 1E7


                                    Attention: Charles H. Hantho
                                               Chairman
                                    Facsimile: (514) 989-6073

     with a required copy to:       Osler, Hoskin & Harcourt
                                    1 First Canadian Place
                                    P.O. Box 50, Stn. First Canadian Place
                                    Toronto, Ontario
                                    M5X 1B8

                                    Attention: Stan Magidson
                                    Facsimile: (416) 862-6666

     If to the Offeror:            DT Acquisition Inc.
                                   4838 Jenkins Avenue
                                   North Charleston, SC 29405

                                   Attention: Jerry Zucker
                                              Chairman, President and Chief
                                                Executive Officer
                                   Facsimile: (803) 747-4092

     If to Polymer:                Polymer Group, Inc.
                                   4838 Jenkins Avenue
                                   North Charleston, SC 29405

                                   Attention: Jerry Zucker
                                              Chairman, President and Chief
                                                Executive Officer
                                   Facsimile: (803) 747-4092

     with a required copy to:      Kirkland & Ellis
                                   200 East Randolph Drive
                                   Chicago, ILL. 60601

                                   Attention: H. Kurt von Moltke
                                   Facsimile: (312) 861-2200

     with a required copy to:      Tory Tory DesLauriers & Binnington
                                   Suite 3000, Aetna Tower
                                   P.O. Box 270
                                   Toronto-Dominion Centre
                                   Toronto, Ontario
                                   M5K 1N2

                                   Attention: James E.A. Turner
                                   Facsimile: (416) 865-7380

14.       GOVERNING LAW. This agreement shall be governed by and construed in
          -------------
accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

15.       COUNTERPARTS. This letter may be executed by facsimile signature, or
          ------------
otherwise, in two or more counterparts, all of which taken together will constitute one binding agreement.

16.       ENTIRE AGREEMENT. This letter constitutes and comprises the entire
          ----------------
agreement and understanding between Dominion Textile, the Offeror and Polymer Group, Inc. ("Polymer") as of the date hereof with regard to the subject matter hereof and there is no other prior or contemporaneous written, oral or collateral agreements, undertakings, promises, warranties or covenants respecting such subject matter not expressly set forth herein.

17.       POLYMER PROVISIONS. Polymer represents and warrants to Dominion
          ------------------
Textile as follows:

     (a) Polymer is a corporation duly organized and validly existing under the laws of the state of Delaware;

     (b) Polymer has the corporate power and authority to enter into this letter agreement. The execution and delivery of this letter agreement has been duly and validly authorized by all necessary corporate action on the part of Polymer, and no other corporate proceedings on the part of Polymer are necessary to authorize this letter agreement. This letter agreement has been duly executed and delivered by Polymer and constitutes a legal, valid and binding obligation of Polymer;

     (c) the execution and delivery of this letter agreement will not (i) conflict with or result in any breach of any provision of Polymer's Certificate of Incorporation or By-laws, (ii) to the best of its knowledge result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Polymer or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) to the best of its knowledge violate any order, writ, injunction, decree, statute, rule or regulation applicable to Polymer or any of its subsidiaries or any of their properties or assets, except in the case of (ii) and (iii), for violations, breaches or defaults that would not in the aggregate materially and adversely affect Polymer and its subsidiaries taken as a whole, or (iv) have any adverse effect on the financing for the Offers, as amended, or the ability of the Offeror to draw down on its financing and consummate the Offers, as amended; and

     (d) the Offeror has entered into adequate arrangements sufficient to ensure, upon satisfaction of the conditions of the respective Offers, as amended, that the required funds are available to effect the full payment by the Offeror of the cash consideration payable pursuant to the Offers, as amended, and the Offeror will, upon satisfaction of the conditions of the Offers, as amended, be able to obtain the funds under such arrangements.

18.       COVENANT OF POLYMER.  Upon execution of this letter agreement by
          -------------------
     Dominion Textile, Polymer agrees, in its capacity as a shareholder of the Offeror, to cause the Offeror to take whatever action may be necessary in order to obtain the financing under its financing arrangements, subject to the satisfaction of the conditions of the Offers, as amended, required for consummation of the Offers, as amended, and to comply with all of its covenants and agreements contained in, or contemplated by, this letter agreement, subject to the terms and conditions hereof.

     If the foregoing accurately expresses Dominion Textile's understanding and agreement with respect to the matters described in this letter, please execute this letter below and return it to us.


                                             Very truly yours

                                             DT ACQUISITION INC.


                                             By: /s/ James G. Boyd
                                                 -----------------------------
                                                 James G. Boyd
                                                 Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer


                                             Very truly yours


                                             POLYMER GROUP, INC.


                                             By: /s/ James G. Boyd
                                                 -----------------------------
                                                 James G. Boyd
                                                 Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer


Accepted and Agreed as of November    , 1997

DOMINION TEXTILE INC.

By:  /s/ C.H. Hantho
     ---------------------